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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

S&W SEED COMPANY

_______________________________________________________________________
(Name of Issuer)

Common Stock

_______________________________________________________________________
(Title of Class of Securities)

785135104

_______________________________________________________________________
(CUSIP Number)

October 1, 2012

_______________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 785135104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IMPERIAL VALLEY SEEDS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 400,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 400,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.1%(1)

12.	Type of Reporting Person (See Instructions) CO

 (1) Based on 7,873,000 shares of Common Stock outstanding on October 1, 2012.

(Page 2 of 5 Pages)

Item 1(a). Name of Issuer:

S&W SEED COMPANY

Item 1(b). Address of Issuer's principal executive offices:

25552 South Butte Avenue
P.O. Box 235
Five Points, CA 93624

Item 2(a). Name of persons filing:

IMPERIAL VALLEY SEEDS, INC.

Item 2(b). Address or principal business office or, if none, residence:

250 East Fifth Street
Holtville, CA 92250

Item 2(c). Citizenship or Place of Organization:

California

Item 2(d). Title of class of securities:

Common Stock

Item 2(e). CUSIP No. 78135104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c).
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
(j)    ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Inapplicable

(Page 3 of 5 Pages)

Item 4. Ownership

(a) Amount beneficially owned: 400,000
(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
         (i)         Sole power to vote or to direct the vote: 400,000
         (ii)         Shared power to vote or to direct the vote: 0
         (iii)         Sole power to dispose or to direct the disposition of: 400,000
         (iv)         Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Inapplicable

Item 8. Identification and Classification of Members of the Group

Inapplicable

Item 9. Notice of Dissolution of the Group

Inapplicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

None

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

By: /s/ Fred Fabre
      Fred Fabre
      President

(Page 5 of 5 Pages)